

December 20, 2012

<u>Via E-mail</u>
David B. Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

Re: MDC Partners Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012
File No. 001-13718

Dear Mr. Doft:

        We have reviewed your response letter dated December 10, 2012 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2012</u>

<u>Variable Interest Entity, page 10</u>

1. We note your response to comment 11 from our letter dated November 27, 2012. Tell us your analysis as to whether the equity holders that currently represent a 70% voting ownership have the power to direct the activities that most significantly affect the economic performance of Doner Partners. For instance, do they have the substantive ability to make unilateral decisions about strategic or operating activities until their interest is bought out? Additionally, given that you have a convertible preferred interest that allows you to increase your voting ownership interest to 70% for no additional consideration, tell us why you have not exercised such right.

David B. Doft
MDC Partners Inc.
December 20, 2012
Page 2

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director